COMMENTS RECEIVED ON 01/14/2025

FROM DANIEL GREENSPAN

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Treasury Only Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 71

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain the reason for the need to use estimated amounts for a new class.

R:

Although the fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N−1A, the “Other expenses” line item of the fee table includes certain fees and expenses that may be incurred in different amounts by this class as compared to the other class of the fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because the class has not begun incurring these fees and expenses.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain how the fund’s 80% policy complies with Rule 35d-1, since the fund name suggests the fund invests exclusively in treasury securities.

R:

Because the name of the fund includes the term “Treasury,” the fund has adopted a policy of normally investing at least 80% of its assets in U.S. Treasury securities as required by Rule 35d-1 under the Investment Company Act of 1940 (the 1940 Act). We note, however, that the fund invests only in U.S. Treasury securities and is managed in such a way so that its portfolio holdings will only consist of U.S. Treasury securities. For these reasons we believe the fund’s 80% policy complies with Rule 35d-1.